OM8 APPROVAL
                                                    OMB Number:
                                                    Expires:
                                                    Estimated average burden
                                                    hours per response
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*
                                          ------
                           WESTERN COUNTRY CLUBS, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   958054 10 8
          -----------------------------------------------------
                                 (CUSIP Number)


                               Troy H. Lowrie
                                1601 West Evans
                             Denver, Colorado 80223
                                 (303) 934-2424
     ---------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  April 9, 1996
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



SEC 1746 (12-91)

                                   SCHEDULE 13D

CUSIP No.  958054   108                          PAGE   2   OF   6  PAGES
          ----------------                            -----    -----
- --------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                TROY H. LOWRIE
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]
- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 N/A
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America
- --------------------------------------------------------------------------------
7    SOLE VOTING POWER

- --------------------------------------------------------------------------------
  NUMBER OF   |    |     SOLE VOTING POWER
   SHARES     |    |     1,538,800
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |    |     SHARED VOTING POWER
    EACH      |    |
  REPORTING   |-----------------------------------------------------------------
    WITH      |    |     SOLE DISPOSITIVE POWER
              |    |     1,538,800
              |-----------------------------------------------------------------
              |    |     SHARED DIPOSITIVE POWER
              |    |
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,538,800
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     48.2%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                       IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

CUSIP No.  958054   108                          PAGE   3   OF  4   PAGES
          ----------------                            -----    -----
- --------------------------------------------------------------------------------


Item 1:  SECURITY AND ISSUER

         Common Stock, $.01 par value

         WESTERN COUNTRY CLUBS, INC.
         1601 West Evans
         Denver, colorado 80223

Item 2:  IDENTITY AND BACKGROUND

    (a)   The Reporting Person is Troy H. Lowrie.

    (b) The mailing address and principal business address of the Reporting Person is:

          Troy H. Lowrie
          1601 West Evans
          Denver, Colorado 80223

    (c)   Reporting Person is the President and a director of the Issuer.

    (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

    (f)   Reporting Person is a citizen of the United States.

CUSIP No. 958054 108PAGE                                PAGE    4  OF  6  PAGES
          ----------------                                  -----    -----


Item 3. Source and Amount of Funds or Other Consideration

          In April 1996, Mr. Lowrie gifted a total of 75,000 shares to three persons.

          In June 1996, Mr. Lowrie sold 30,000 shares to one person in consideration of a promissory note in the principal amount of $60,000. The 30,000 shares and other property were pledged as collateral under the note.

          On July 23, 1996, Mr. Lowrie was granted 82,000 shares under the Issuer's 1995 Employee Stock Compensation Plan, valued at $3.50 per share.

          On August 6, 1996, Mr. Lowrie sold 10,000 shares to one person for a total of $25,000.

          As a result of the foregoing transactions, Mr. Lowrie currently owns 1,538,800 shares.

Item 4. Purpose of Transaction

          The Issuer filed a Form 8-K dated August 26, 1996 disclosing, among other things, that Mr. Lowrie is negotiating to sell a substantial portion of his shares in the Issuer in a private transaction pursuant to a Letter of Intent. The sale contemplates that new directors and new management of the Issuer will be chosen by the purchasers of Mr. Lowrie's shares. The Letter of Intent has been renegotiated and at this time neither Mr. Lowrie nor the Issuer can predict whether the sale of Mr. Lowrie's shares will be consummated.

          Except as otherwise stated herein, the Reporting Person has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 958054 108                                    PAGE   5   OF  6  PAGES
                                                             -----    ----

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.


Item 5.  Interest in the Securities of the Issuer

     (a) The Reporting Person beneficially owns 1,538,800 shares, representing 48.2% of the Issuer's outstanding common stock as of September 17, 1996.

CUSIP No. 958054 108                                      PAGE  6  OF  6  PAGES
                                                               ---    ---

     (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all 1,538,800 shares reported herein.

     (c)  The transactions in the last 60 days are as follows:

          On July 23, 1996, Mr. Lowrie was granted 82,000 shares under the Issuer's 1995 Employee Stock Compensation Plan, valued at $3.50 per share.

          On August 6, 1996, Mr. Lowrie sold 10,000 shares to one person for a total of $25,000.

     (d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits

                  None.

CUSIP No. 958054 108                                      PAGE  7  OF  6  PAGES
                                                               ---    ---


                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: September 17, 1996                       \s\ Troy H. Lowrie
                                                -------------------------------
                                                   Troy H. Lowrie




Attention           Intentional misstatements or omissions of fact constitute
                    Federal criminal violations (See 18 U.S.C. 1001).